                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          GATES/FA DISTRIBUTING, INC.
                          ---------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                   302387-10-5
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                               Robert E. Klatell
               Senior Vice President and Chief Financial Officer
                            Arrow Electronics, Inc.
                                  25 Hub Drive
                           Melville, New York  11747
                                (516) 391-1300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With a copy to:

                            Howard S. Kelberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York  10004-1490
                                 (212) 858-1000

                                  June 24, 1994
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

                 If the filing person has previously filed a statement on
                 Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                 Check the following box if a fee is being paid with this
                 Statement:  /x/

                           Exhibit Index on Page 15



                              Page 1 of 88 Pages

                                  SCHEDULE 13D

       ---------------------
       CUSIP No. 302387-10-5
       ---------------------

- --------------------------------------------------------------------------------
           1       NAME OF REPORTING PERSON S.S. OR
                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Arrow Electronics, Inc.
- --------------------------------------------------------------------------------
           2       CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) / /
                   OF A GROUP                                            (b) / /

- --------------------------------------------------------------------------------
           3       SEC USE ONLY

- --------------------------------------------------------------------------------
           4       SOURCE OF FUNDS

                   Not Applicable
- --------------------------------------------------------------------------------
           5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED / / PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
           6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                             1,257,066 (1)
   NUMBER OF             ------------------------------------------------------
    SHARES               8   SHARED VOTING POWER
 BENEFICIALLY
    OWNED                    1,835,791
      BY                 ------------------------------------------------------
     EACH                9   SOLE DISPOSITIVE POWER
  REPORTING                  1,257,066 (1)
    PERSON               ------------------------------------------------------
     WITH                10   SHARED DISPOSITIVE POWER

                                   0
- --------------------------------------------------------------------------------
          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,092,857
- --------------------------------------------------------------------------------
          12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES / /
- --------------------------------------------------------------------------------

          --------------------

          1. Beneficial ownership of 1,257,063 shares of Common Stock is being reported solely as a result of the Stock Option Agreement described in Item 4 of this Statement. The option granted pursuant to such Stock Option Agreement is not currently exercisable. Arrow Electronics, Inc. expressly disclaims beneficial ownership of such shares. See Item 5 hereof.

                               Page 2 of 88 Pages

          13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                   40.8%
- --------------------------------------------------------------------------------
          14       TYPE OF REPORTING PERSON

                   CO
- --------------------------------------------------------------------------------

          --------------------

          2. Based upon the 6,316,901 shares represented by Gates/FA Distributing, Inc. to be outstanding as of June 24, 1994 pursuant to the Merger Agreement described in Item 4 of this Statement, plus the 1,257,063 shares obtainable by Arrow Electronics, Inc. upon the exercise of the stock option described in Item 4 were such stock option presently exercisable.

                               Page 3 of 88 Pages

Item 1.  Security and Issuer.
         -------------------

         The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Gates/FA Distributing, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 39 Pelham Ridge Drive, Greenville, South Carolina 29615.


Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by Arrow Electronics, Inc., a New York corporation ("Arrow"), which conducts its principal business and maintains its principal office at 25 Hub Drive, Melville, New York 11747. Arrow is a public corporation which is the world's largest industrial distributor of electronic components and computer products.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Arrow are set forth in Schedule A hereto which is incorporated herein by reference.

         During the past five years, neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The Proxies and the Stock Option Agreement (as such terms are defined in Item 4 of this Statement) were entered into in connection with the Merger Agreement (as such term is defined in Item 4 of this Statement). Certain terms of the Proxies and the Stock Option Agreement are summarized in Item 4 of this Statement. If the Stock Option Agreement became exercisable and Arrow were to exercise the Company Option thereunder, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $28,283,917. It is currently anticipated that such funds would be derived from working capital.
No funds were or will be used in connection with the Proxies.





                               Page 4 of 88 Pages

Item 4.  Purpose of Transaction.
         ----------------------

         The Merger Agreement. On June 24, 1994, Arrow, the Company and AFG Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Arrow ("Sub"), entered into an Agreement and Plan of Merger dated as of June 24, 1994 (the "Merger Agreement"), pursuant to which, among other things, Sub will be merged with and into the Company, which will be the surviving corporation (the "Merger"), and the Company will become a wholly owned subsidiary of Arrow.

         Upon consummation of the Merger, each issued and outstanding share of Common Stock (other than shares, if any, owned by the Company as treasury stock and shares owned by Arrow, Sub or any wholly owned subsidiary of Arrow, which will be canceled), will be converted into the right to receive the number of shares of common stock, $1.00 par value per share, of Arrow ("Arrow Common Stock"), including the corresponding number of Arrow Rights (as defined below), equal to $22.50 divided by the average closing price on the New York Stock Exchange, Inc. (the "NYSE") of one share of Arrow Common Stock over the twenty day trading period ending two trading days before the closing date (the "Arrow Stock Price").

         Upon consummation of the Merger, all shares of Common Stock will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and each holder of a certificate representing any shares of Common Stock will cease to have any rights with respect thereto, except the right to receive the shares of Arrow Common Stock to be issued in consideration therefor upon the surrender of such certificate, without interest. Fractional shares of Arrow Common Stock will not be issuable in connection with the Merger. Company stockholders otherwise entitled to a fractional share will be paid the value of such fraction in cash, determined with reference to the Arrow Stock Price.

         All references to Arrow Common Stock include the associated rights (the "Arrow Rights") to purchase shares of Participating Preferred Stock of Arrow pursuant to a Rights Agreement dated as of March 2, 1988, as amended, between Arrow and Chemical Bank (formerly Manufacturers Hanover Trust Company), as Rights Agent.

         As a result of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, as a result of the Merger, the Common Stock will be eligible to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System where it is quoted under the symbol "GAFA".





                               Page 5 of 88 Pages

         Consummation of the Merger is subject to a number of conditions including, among others, the approval of the Merger Agreement by the requisite vote of the Company's stockholders. The Merger Agreement may be terminated in certain circumstances. A copy of the Merger Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference. The description of the Merger Agreement herein is qualified in its entirety by reference to the full text thereof.

         The Proxies. Cheyenne Software, Inc. and Dennis Gates, which respectively hold approximately 1,348,290 and 487,501 shares (approximately 21.3% and 7.7%, respectively) of the Company's Common Stock, have pursuant to separate Irrevocable Proxies (the "Proxies") granted to Arrow irrevocable proxies to vote the shares of the Company's Common Stock that they currently own or subsequently acquire at any meeting of the Company to consider any proposal (the "Proposal") involving the sale, whether by merger, stock sale, asset sale or other means, of all or any substantial portion of the businesses and assets of the Company for or against the Proposal. In addition, the Proxies provide that the stockholders may not sell, assign, transfer or otherwise convey any of their shares of the Company's Common Stock. The Proxies were received by Arrow on June 24, 1994. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 1,835,791 shares (approximately 29%) of the Company's outstanding Common Stock pursuant to the Proxies with respect to the right to vote on the Proposal. The Proxies terminate on the later to occur of the date on which the Merger Agreement terminates and the date on which the Stock Option Agreement terminates, but in no event later than June 24, 1995.

         The Proxies are attached hereto as Exhibit 2 and are incorporated herein by reference. The description of the Proxies herein is qualified in its entirety by reference to the full text thereof.

         The Stock Option Agreement. On June 24, 1994, Arrow and the Company entered into a Stock Option Agreement dated as of June 24, 1994 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, Arrow has the right (the "Company Option"), under certain circumstances, to acquire, subject to adjustment in certain circumstances, up to 1,257,063 shares of authorized but unissued shares of Common Stock (the "Company Shares") (constituting approximately 19.9% of the outstanding shares of Common Stock prior to giving effect to such issuance and approximately 16.6% after giving effect to such issuance) at a price of $22.50 per share, subject to adjustment (the "Exercise Price"). The Exercise Price is payable in cash.





                               Page 6 of 88 Pages

         The Stock Option Agreement was received by Arrow on June 24, 1994. Accordingly, Arrow may be deemed to be the beneficial owner of approximately an aggregate of 1,257,063 shares of the Company's Common Stock (approximately 19.9% of the outstanding shares of Common Stock prior to giving effect to such issuance and approximately 16.6% after giving effect to such issuance) pursuant to the Stock Option Agreement.

         The Stock Option Agreement is exercisable by Arrow, in whole or in part, at any time or from time to time after any event occurs which would permit Arrow to terminate the Merger Agreement and recover the liquidated damages and out-of-pocket expenses described in the Merger Agreement (regardless of whether the Merger Agreement has actually terminated as a result thereof). The Company Option will terminate upon the earlier of:
(i) the effective time of the Merger; (ii) the termination of the Merger Agreement pursuant to its terms (other than a termination in connection with which Arrow is entitled to the payment of the liquidated damages and out-of-pocket expenses); or (iii) 180 days following any termination of the Merger Agreement in connection with which Arrow is entitled to the payment of the liquidated damages and out-of-pocket expenses (or, if at the expiration of such 180-day period the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event later than June 24, 1996). Notwithstanding the foregoing, the Company Option may not be exercised if Arrow is in material breach of any of its representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.

         Under the terms of the Stock Option Agreement, at any time during which the Company Option is exercisable (the "Repurchase Period"), upon demand by Arrow, Arrow has the right to sell to the Company (or any successor entity thereof) and the Company (or such successor entity) will be obligated to repurchase from Arrow (the "Put"), and upon demand, subject to certain limitations, the Company (or any successor entity thereof) has the right to repurchase from Arrow and Arrow will be obligated to sell to the Company (or such successor entity) (the "Call"), all or any portion of the Company Option, at the price set forth in subparagraph (i) below, or, at any time prior to June 24, 1996, all or any portion of the Company Shares purchased by Arrow pursuant thereto, at the price set forth in subparagraph (ii) below:

                    (i) the difference between the "Market/Tender Offer Price" for shares of Common Stock as of the date (the "Notice Date") notice of exercise of the Put or the Call





                               Page 7 of 88 Pages
         is given and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Company Option, or portion thereof, but only if the Market/Tender Offer Price exceeds the Exercise Price. The "Market/Tender Offer Price" means the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Takeover Proposal (as defined in the Merger Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the high and low bid prices of shares of Common Stock on NASDAQ for the ten trading days immediately preceding the Notice Date, or if on any of such ten trading days Common Stock shall not be quoted in the NASDAQ System, the average of the high and low bid prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization.

                        (ii) the Exercise Price paid by Arrow for Company Shares acquired pursuant to the Company Option plus the difference between the Market/Tender Offer Price and the Exercise Price, but only if the Market/Tender Offer Price is greater than the Exercise Price, multiplied by the number of Company Shares so purchased. For purposes of this clause (ii), the Tender Price shall be the highest price per share offered pursuant to a tender or exchange offer or other Takeover Proposal during the Repurchase Period.

         Notwithstanding anything in the Stock Option Agreement to the contrary, the maximum amount payable to Arrow pursuant to the Put and/or the Call will not exceed $10,056,504 plus the amount of the aggregate Exercise Price paid by Arrow for any Company Shares purchased pursuant to the Company Option. In addition, the Call will not be exercisable by the Company (or any successor entity thereof) unless the difference between the Market/Tender Offer Price and the Exercise Price as of the Notice Date is greater than $8.00.

         The Company Shares purchased upon exercise of the Company Option may be resold by Arrow pursuant to registration rights pursuant to the Stock Option Agreement.

         The Stock Option Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The description of the Stock Option Agreement herein is qualified in its entirety by reference to the full text thereof.

         Except as set forth in this item 6 and as otherwise contemplated by the Merger Agreement, neither Arrow nor, to



                               Page 8 of 88 Pages
the best of its knowledge, any of Arrow's executive officers or directors, has any other present plans or proposals which would result in or relate to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Company's representations in the Merger Agreement state that 6,316,901 shares of the Company's Common Stock were issued and outstanding on June 24, 1994. As described under Item 4 of this Statement, Arrow may be deemed to be the beneficial owner of an aggregate of approximately 1,835,791 shares of the Company's Common Stock covered by the Proxies with respect to the right to vote on the Proposal, and an aggregate of approximately 1,257,063 shares of the Company's Common Stock pursuant to the Stock Option Agreement. In addition, Arrow holds 3 shares of the Company's Common Stock of record. Accordingly, Arrow may be deemed to be the beneficial owner of approximately 3,092,857 shares (approximately 40.8 % of the outstanding shares of Common Stock after giving effect to the issuance of shares pursuant to the Stock Option Agreement) of the Company's Common Stock in the aggregate. Because the Company Option pursuant to the Stock Option Agreement is not presently exercisable, Arrow expressly disclaims beneficial ownership of any of the Company Shares subject to the Stock Option Agreement.

        Except as set forth in this Item 5(a), neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors owns any shares of the Company's Common Stock.

         (b) Pursuant to the Proxies, under the circumstances described in Item 4, Arrow would have the sole power to vote or to direct the vote of approximately 1,835,791 shares of the Company's Common Stock for or against any Proposal. Arrow has no other voting rights with respect to the shares covered by the Proxies.

         Pursuant to the Stock Option Agreement, under the circumstances described in Item 4 and subject to the Put and the Call, Arrow would have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, approximately 1,257,063 shares of the Company's Common Stock upon purchase by Arrow of such shares pursuant to the Stock Option Agreement.

         Arrow has sole voting and dispositive power with respect to the 3 shares of the Company's Common Stock that it holds of record.


                               Page 9 of 88 Pages

         (c) Neither Arrow nor, to the best of its knowledge, any of Arrow's executive officers or directors has effected any transactions in shares of the Company's Common Stock during the past 60 days.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as described in this Statement, Arrow has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1: Agreement and Plan of Merger dated as of June 24, 1994 among Arrow Electronics, Inc., Gates/FA Distributing, Inc. and AFG Acquisition Company.

         Exhibit 2: Irrevocable Proxies dated as of June 24, 1994.

         Exhibit 3: Stock Option Agreement dated as of June 24, 1994.





                              Page 10 of 88 Pages

                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true,
complete and correct.  Date:     June 30, 1994



                                              ARROW ELECTRONICS, INC.


                                              By: /s/ Robert E. Klatell
                                                 -----------------------------
                                              Name:  Robert E. Klatell
                                              Title: Senior Vice President and
                                                     Chief Financial Officer





                              Page 11 of 88 Pages

                                   SCHEDULE A

                    The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Arrow. If no address is given, the director's or officer's business address is that of Arrow Electronics, Inc., 25 Hub Drive, Melville, New York 11747. Each of the directors and executive officers of Arrow is a citizen of the United States.

 Name and Business                       Present Principal Occupation
 -----------------                       ----------------------------
 Directors of Arrow
 ------------------
 Daniel W. Duval                         President and Chief Executive
 Robbins & Myers, Inc.                   Officer of Robbins & Myers, Inc.
 1400 Kettering Towers
 Dayton, OH 45423

 Carlo Giersch                           President and Chief Executive
 Spoerle Electronic                      Officer of Spoerle Electronic
 Max-Planck-Str. 1-3
 6072 Dreieich 1
 Frankfurt, Germany

 J. Spencer Gould                        Retired
 P.O. Box 1289
 Manchester Center
 Vermont 05255-1289

 Stephen P. Kaufman                      Chairman and Chief Executive
                                         Officer of Arrow

 Lawrence R. Kem                         General Partner of Rudolph Stone
 Rudolph Stone                           Associates
 Associates
 7670 North Port
 Washington Rd.
 Milwaukee, WI 53217

 Robert E. Klatell                       Senior Vice President, Chief Financial Officer, General
                                         Counsel, Secretary, and Treasurer of Arrow

 Steven W. Menefee                       Vice President of Arrow; President of Arrow/Schweber
                                         Electronics Group

 Karen Gordon Mills                      President of MMP Group, Inc.
 925 Park Avenue
 New York, N.Y. 10028








                              Page 12 of 88 Pages

 Name and Business                       Present Principal Occupation
 -----------------                       ----------------------------
 Anne Pol                                President of Shipping & Weighing Systems Division of
 One Parrot Drive                         Pitney Bowes, Inc.
 MS 27-0
 Shelton, CT 06484-4075

 Richard S. Rosenbloom                   David Sarnoff Professor of Business Administration at
 Harvard Business School                 Harvard Business School
 Morgan Hall
 Soldiers Field
 Boston, Mass. 02163

 John C. Waddell                         Vice Chairman of Arrow





                              Page 13 of 88 Pages

 Name and Business                       Present Principal Occupation
 -----------------                       ----------------------------

 Executive Officers Of Arrow Who Are Not Directors
 -------------------------------------------------
 Robert J. McInerney                     Vice President; President, Commercial Systems Group

 Wesley S. Sagawa                        Vice President; President, Capstone Electronics Corp.

 Jan Salsgiver                           Vice President; President, Zeus Electronics





                              Page 14 of 88 Pages

                                 EXHIBIT INDEX



Exhibit
Number                                        Document
- ------                                        --------
 1                  Agreement and Plan of Merger dated as of June 24, 1994 among Arrow Electronics, Inc., Gates/FA Distributing,
                    Inc. and AFG Acquisition Company.

 2                  Irrevocable Proxies dated as of June 24, 1994.

 3                  Stock Option Agreement dated as of June 24, 1994.





                              Page 15 of 88 Pages